UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 20)
SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)
Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)
827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)
TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)
Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

December 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 1,037,300,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,037,300,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.29%
14.	Type of Reporting Person (See Instructions) HC, CO

Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. ( “ASE”) hereby amends and supplements its report on Schedule 13D, as filed on December 29, 2015 (the “Schedule 13D”), with respect to the Common Shares, NT$10 par value per share (the “Common Shares”), and American depositary shares, each representing five Common Shares (“ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”). Unless otherwise indicated, capitalized terms used in this Amendment No. 20, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 20, 2017, ASE’s and SPIL’s board of directors approved the Supplemental Agreement pursuant to which both parties agree to extend the last day for the consummation of the Share Exchange from December 31, 2017 to October 31, 2018. In addition, the respective board of directors of ASE and SPIL resolved that the extraordinary shareholders’ meeting for each of ASE and SPIL to vote on the proposed combination will be convened on February 12, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2017

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

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